

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 28, 2015

Bryan McLaren
President
Zoned Properties, Inc.
14300 N. Northsight Boulevard, #208
Scottsdale, Arizona 85260

> **Re:** **Zoned Properties, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 1, 2015**
> **CIK No. 1279620**

Dear Mr. McLaren:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Cover Page

1.    Please revise to disclose that a market maker, not the company, must file an application to have the company's common stock quoted on the OTCQB, and discuss the risk that the company may not be successful in securing a market maker.

Prospectus Summary, page 1

2.    We note here and elsewhere in the prospectus, including in the biographies of your management, the use of various words and phrases that appear to be promotional language. Please revise to provide a clear basis for such language or delete it. We note, merely as examples, the following words and phrases:

- "unique" and "uniquely positions us as an industry leader"
- "sophisticated, safe, and sustainable"
- "industry thought leader"
- "transformed the local real estate industry"

Risk Factors, page 4

Requirements associated with being a reporting public company, page 8

3. Please revise to delete the statement that you are a voluntary filer. Once your Form S-1 is effective, you will have a reporting obligation under 15(d) of the Securities Exchange Act of 1934.

We are dependent on Bryan McLaren. . ., page 8

4. Please revise to clarify how your success is particularly dependent on Bryan McLaren's continuance as CEO.

Description of the Business, page 19

5. Please revise to explain more clearly how rezoning works in the situations you discuss. For example, you say that you are able to identify individual properties that can be rezoned within highly regulated zoning regions. Explain under what circumstances a city with strict zoning regulations and strict regulations regarding the sale of marijuana would be willing to rezone properties and issue permits for such use. Are such properties typically on the border between zones? What has your success rate been to date? We note your statement on page 21 that you are currently managing properties zoned for licensed medical marijuana operators. Are these properties that the company was able to have rezoned? Have you experienced cases in which you have been unable to get properties rezoned? We note your statement on page 20 that there will be "relatively few places that will be granted zoning approval for such use." What is your strategy in the case of properties that you have purchased for rezoning when the request to rezone is not approved?

6. Discuss how rezoning and any other property improvements you have made on properties you currently own has impacted the value of such properties and the amounts you are able to charge in rent.

7. Revise to clarify the size and value of your current portfolio of properties.

8. Explain what your "turnkey development strategies" are.

9.     Revise to include specific citations for any articles, reports or industry analysis that you cite or upon which you rely. For example, we note the reference on page 20 and 21 to a story in Barron's and on page 21 to a report published by Dr. Timothy Hogan. Please provide us with marked copies of any such materials that support these and other third-party statements, clearly cross-referencing each statement with the underlying factual support.

10.    Your business discussion begins with reference to "megatrends," and your second paragraph refers to rezoning for use by the marijuana industry as "one" of the megatrends you have focused on, yet you do not identify any other "megatrends" you are interested in. Similarly, you refer several times to "industries" in the plural, for example at the end of the fourth paragraph on page 1, although your business plan seems to focus exclusively on the medical and recreational marijuana industry. Please clarify. If you intend to focus exclusively on the marijuana industry, delete this language. If you are currently focusing exclusively on the marijuana industry but expect later to expand the scope of your business plan to include clients in other industries, please disclose this.

11.    You refer on page 6 to selling property. Please revise to clarify whether such sales are part of your ordinary course of business. For example, do you purchase and develop property with the intention of selling it rather than leasing it? If so, discuss this part of your business.

Principal and Selling Stockholders, page 12

12.    Please disclose how and when the selling stockholders received their shares.

13.    Please disclose the material terms of your preferred stock. Highlight that each share of preferred stock entitles the holder to 50 votes per share. Disclose that, as a result, Greg Johnston and Alex McLaren have the ability to control all matters requiring a shareholder vote. Also disclose that the preferred shareholders must approve particular corporate transactions, identifying the transactions. Furthermore, both Messrs. Johnston and McLaren must approve these transactions since they both own 50% of the preferred shares, and approval of 51% of the shares is required for engaging in the transactions.

14.    Since you have two classes of stock with different voting rights, please add a column to the beneficial ownership and selling shareholder tables showing the total voting control held by each person before and after the offering.

Description of Securities, page 18

15.    Please clarify whether the holders of the preferred stock, which has 50 votes per share, vote with the common stockholders, including for the election of directors. If so, please discuss the control that the two preferred stockholders have over corporate matters.

Description of the Business, page 19

The Opportunity in Additional States, page 22

16.    Please revise to be as specific as possible about when and where you expect to expand into additional states.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Result of Operations

17.    In order to better assist readers of your financial statements with understanding your business, in regard to your rental properties, please revise your results of operations for all periods presented to include the following.
- Present your leasing activity disclosure through a tabular roll forward of vacant space at the start of the period to vacant space at the end of the period;
- Discuss the number of new or renewed leases, including disclosures regarding related party leases, tenant improvement costs and leasing commissions for new leases and renewals, as applicable; and
- Disclose annual base rents by property, both in terms of total dollar and per square foot amounts. Please clarify whether any tenant concessions such a free rent are included, and if so, please quantify the amount.

18.    Please clarify what types of expenses are included in professional fees and the nature and purpose of the business consulting services engaged for "business development."

19.    Please enhance your disclosure to include a detailed description of the types of expenses that you have included in rental property expenses and how these expenses differ from the types of expenses you have classified as general and administrative expense.

Liquidity and Capital Resources, page 32

20.    You state that based on current assumptions, your available cash will be sufficient to satisfy your cash requirements under current expectations. You also state that you may need to raise additional funds, yet you also state that you "need to raise significant additional capital to fund our operations and to provide working capital." Please revise to reconcile this seemingly contradictory disclosure and to clarify your needs for cash and capital.

Management, page 37

21.    You state at the top of page 37 that you have no compensation committee, while on the following page you discuss the composition of your compensation committee. You state

at the top of page 39 that there are no compensatory plans or arrangements that would result in payments to an executive officer because of his or her resignation, retirement or other termination of employment with the company, but disclose four paragraphs later such an arrangement under Ms. Haugland's employment agreement. Please revise to reconcile these inconsistencies.

22.     Please revise, as necessary, including dates and places of employment, to make clear that the business background disclosure for each officer and director contains that person's business experience for at least the last five years. Also disclose when each director began serving as a director of the company. Refer to Item 401(a) of Regulation S-K.

23.     Please revise to include the description of each director's business experience to include a statement regarding his or her "experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant…in light of the registrant's business and structure." Refer to Item 401(e) of Regulation S-K.

24.     In Irvin Rosenfeld's business experience description, please revise to clarify the nature and significance of the Federal Medical Cannabis Program.

Certain Relationships and Related Party Transactions, page 40

25.     Please identify all related parties in this section and explain how they are related.

26.     Refer to Item 601(b)(10)(ii) of Regulation S-K and file as exhibits the material contracts discussed in this section.

Financial Statements

Note 7 – Mortgage Payable, page F-18

27.     Please tell us and disclose whether the mortgage terms allow participations by the lender in either the appreciation in the fair value of the mortgaged real estate project or the results of operations of the mortgaged real estate project, or both. Please tell us whether you have filed the mortgage agreement as an exhibit. If you have not, please do so.

Note 8 – Stockholders' Equity

(A) Preferred Stock, page F-18

28.     We note your valuation of the super voting control preferred stock was based on an independent appraisal report, so please disclose and clarify the method and significant assumptions used to determine the fair value under the market approach.

<u>(H) Common stock issued for services, page F-20</u>

29.     We note that you issue common stock to non-employees for good and/or services received. Please tell us and disclose if you measure the cost of such issuances based on the fair value of goods or services received or the fair value of the equity instruments issued. In doing so, clarify how you determine fair value. See ASC 505-50-30-6.

<u>Exhibit 3.1</u>

30.     Please file a complete copy of your articles of incorporation as amended and currently in effect. Refer to Item 601(b)(3)(i) of Regulation S-K.

<u>Exhibit 5.1</u>

31.     Please have counsel revise its opinion to take into account that the shares being registered are already outstanding. For guidance, refer to CF Staff Legal Bulletin No. 19, Section II.B.2.h, available on our website at http://www.sec.gov/interps/legal.shtml.


        You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications


cc:     Laura Anthony, Esq.